

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Andrew I. Widme
President
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

>   **Re: Sport Tech Enterprises, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 9, 2011**
>   **File No. 333-175306**

Dear Mr. Widme:

  We have reviewed your responses to the comments in our letter dated October 25, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment one and reissue as it still appears that this may be an indirect primary offering by the company. In this regard, we note that the selling shareholders are offering 164,000 of the 176,000 shares purchased in your June 2011 private placement and that you filed the registration statement three days after completing the private placement. Please revise to identify the selling shareholders as underwriters on the cover page and throughout (not "may be deemed underwriters"), include a fixed sales price to the public for the duration of the offering and remove any implication that the selling securityholders are permitted to sell shares at-the-market. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, Summary of the Offering, Plan of Distribution, etc.) If you disagree, please provide us with a detailed analysis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

2. We note your response to our prior comment five and reissue in part. Please provide us with copies of the June 2011 private offering memoranda and related agreements about the June 2011 private offering.

Registration Fee Table

3. We note your response to our prior comment four and reissue as your offering does not appear to be one in which the securities are being offered to existing security holders and the portion, if any, not taken by such security holders is being reoffered to the general public. Please revise or explain to us how your offering satisfies the conditions of Rule 457(e).

Registration Statement Cover Page

4. Please revise the second paragraph to clarify that there is no trading market for your common stock.

Prospectus Summary, page 5

5. Please revise the fourth paragraph on page five to briefly disclose whether you will manufacture your products and discuss how you will market your products.

6. We note your response to our prior comment eight and reissue in part. Please revise to disclose your assets and net income loss as of your most recent interim stub ending on September 30, 2011. In addition, please revise to disclose here that you are a development stage company with limited operations to date.

7. We note your response to our prior comment nine and reissue. Please revise to disclose in your Prospectus Summary section that you acquired SquareRoot, Inc. on October 1, 2010. Also include a brief summary of the transaction and nature of operations of SquareRoot, Inc. prior to your October 1, 2010 acquisition, and please disclose here the date that SquareRoot, Inc. was incorporated.

Description of Business, page 26

Business Development, page 26

8. We note your response to our prior comment 29 and reissue in part. Please provide to us the basis for your statement that "popular brands sell their surf leash products for approximately twenty to twenty-five dollars" and the basis for your statement that "these leashes generally break within a year."

Viability, page 27

9. Please revise the last sentence in this section to state as a belief.

Prototype, page 27

    10. Please revise the second to the last sentence in this section to state as a belief.

Functionality, page 27

    11. Please revise to clarify what you mean by "working trials." Please advise whether the working trials consist of the free testing that is being done in the surfing community with the prototype. Also explain whether the trials are conducted under similar conditions.

    12. Please revise to remove the word "significant" and the phrase "there will be more than adequate surfers willing to test the product" from this section. In addition, please revise to clarify that there is no guarantee that you will find any surfers willing to test your product.

Manufacturing, page 27

    13. Please revise to disclose the anticipated cost of manufacturing the surf leashes in China and disclose whether you have entered into any agreements with manufacturers to produce the surf leash.

Marketing, page 27

    14. We note disclosure throughout the prospectus that you have provided initial prototypes to surfers in the surfing community. However, you also stated on page 27 that "[f]unctioning prototypes will require enhancements to attachments of the products at the swivel area." Please revise to clearly disclose whether you have functioning prototypes and discuss the changes that you will need to make based on the provided feedback.

    15. Although you are unsure of your marketing costs at this time, it appears that you have identified certain marketing initiatives and events. Please revise to include a balanced discussion of the time frame for implementing such plans, the steps involved, any obstacles involved before you can commence the planned initiatives and the need for any additional financing. If additional financing may not be available, please clarify that.

Concept and Philosophy of Our Design, page 28

    16. Please revise the first sentence in this section to state as a belief. In addition, please revise to disclose what you believe are the dangers and "other flaws" of surf leashes.

    17. Please revise to clarify that there is no guarantee that you will be able "to fix these problems and capitalize on the market."

18. Please revise your disclosure that "the invention is a modified version of an already existing technology, but expands on the technology to increase a surf leash strength, durability and safety" as you do not have a basis to make such a statement because you have not yet completed the design and production of your surf leash.

19. Please revise the last sentence on page 28 to state as a belief.

Importance and Duration of Intellectual Property, page 29

20. Please revise to disclose the cost of the application process for the Sport Tech logo and for the SquareRoot logo. In this regard, we note your disclosure on page 31 that you intend to secure federal trademark protection for the SquareRoot logo.

Personnel, page 30

21. Please revise to disclose Mr. Lane's salary here.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview and Outlook, page 30

22. We note your disclosure on page 31 that you have collaborated with a local graphic artist to assist in designing a logo for your brand name. Please revise to clarify whether you are referring to Sport Tech or SquareRoot.

23. Please revise to clarify whether you intend to sell the surf leash under the SquareRoot or Sport Tech brand name.

Plan of Operation, page 31

24. We note disclosure on page 31 that you are currently changing your prototype of the surf leash based on surfer feedback. Please revise here and in the Business section to disclose the feedback that you have received thus far.

Security Ownership of Management, page 38

25. Please revise to include a footnote to the Security Ownership of Management table on page 38 to indicate that Nicole Widme is the spouse of Andrew Widme.

Exhibit 5

26. Please have counsel revise the fourth paragraph to change "8164,000" to "164,000."

27. Please revise the signature block to clarify that Mr. Stoecklein is signing on behalf of Stoecklein Law Group.

Exhibit 23.1

28. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

29. We note your response to prior comment 61. Please revise the last sentence of the second paragraph to instead refer to the Firm's name under the title "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the Registration Statement on Form S-1/A. Your current disclosure in this sentence refers to "Interests of Named Experts and Counsel." We refer you to page 39 of the amended Registration Statement where you disclose you have no disagreements with your auditor through the date of this prospectus.

Age of Financial Statements

30. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Daniel R. Van Ness
        Stoecklein Law Group